SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

InFocus Corporation

(Name of Subject Company)

IC Acquisition Corp.

a wholly-owned subsidiary of

Image Holdings Corporation

a wholly-owned subsidiary of

Radisson Investment Limited

(Name of Filing Persons, Offerors)

Common Shares, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Paul C. Lin, Esq.

Jones Day

555 South Flower Street, Fiftieth Floor

Los Angeles, California 90071

Telephone: (213) 243-2899

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark E. Betzen, Esq.

Jones Day

2727 N. Harwood Street

Dallas, Texas 75201

Telephone: (214) 969-3704

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following press release was issued by InFocus Corporation on April 22, 2009.

InFocus Announces Receipt of Unsolicited Proposal

Board Reaffirms Recommendation of Previously Announced Transaction

WILSONVILLE, Ore., Apr 22, 2009 (BUSINESS WIRE) — InFocus Corporation ((INFS) today announced that it has received an unsolicited proposal with respect to a potential acquisition of InFocus. On April 13, 2009 InFocus announced that it has entered into a definitive merger agreement with Image Holdings Corporation (“IHC”), an Oregon company controlled by John Hui (the “Merger Agreement”). Under the terms of the Merger Agreement IHC and its wholly-owned subsidiary, IC Acquisition Corp. (“IC”), will make an all cash tender offer to acquire all outstanding shares of InFocus stock at $0.95 per share, or approximately $39 million in total.

In accordance with the terms of the Merger Agreement, InFocus has notified IHC of its determination that the unsolicited proposal constitutes a “Takeover Proposal” as defined in the Merger Agreement. InFocus has also informed IHC that InFocus intends to enter into discussions with the person who submitted the unsolicited proposal and may furnish due diligence information to that person.

There can be no assurance that any discussions with respect to the unsolicited proposal will result in a transaction being recommended by the Board of Directors of InFocus, or that any such transaction will be consummated.

Except as required by applicable law, InFocus does not intend to disclose the possible terms of any alternative transaction, or the identity of any person proposing such alternative transaction, prior to the execution of a definitive agreement with respect to such alternative transaction, if any.

At this time the Board of Directors of InFocus continues to unanimously recommend that InFocus shareholders accept and tender their shares pursuant to the tender offer described in the Merger Agreement.

NOTICE TO INVESTORS: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of InFocus common stock described in the press release has not commenced. At the time the offer is commenced, a tender offer statement on Schedule TO will be filed with the Securities and Exchange Commission (SEC) and InFocus will file a solicitation / recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase and a related letter of transmittal) and the solicitation / recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to InFocus shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements including statements concerning the proposed acquisition of InFocus, the expected completion of the transaction and certain unsolicited offers received by InFocus. Investors are cautioned that all forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, conditions affecting the industries in which InFocus operates, the parties’ ability to satisfy the conditions to the offer and the merger and to consummate the transactions, the ability of InFocus to realize anticipated cost savings, and other risk factors found in the InFocus annual report on Form 10-K for the year ended December 31, 2008. The forward-looking statements contained in this press release speak only as of the date on which they are made and InFocus does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law.

InFocus is the industry pioneer and a global leader in the digital projection market. The company’s digital projectors make bright ideas brilliant everywhere people gather to communicate and be entertained—in meetings, presentations, classrooms and living rooms around the world. Backed by more than 20 years of experience and innovation in digital projection, and over 245 patents, InFocus is dedicated to setting the industry standard for large format visual display. The company is based in Wilsonville, Oregon with operations in North America, Europe and Asia. InFocus is listed on NASDAQ under the symbol INFS. For more information, visit the company’s website at www.infocus.com.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of InFocus common stock described in this press release has not commenced. At the time the offer is commenced IC Acquisition Corp., Image Holdings Corporation and Radisson Investment Limited will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and InFocus will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, the related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to InFocus security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.